Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                 Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2.                 Date of Material Change

May 18, 2010

Item 3.                 News Release

A press release dated May 18, 2010 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                 Summary of Material Change

Eurasian Minerals Inc. has announced a proposed private placement financing with Newmont Mining Corporation (NYSE: NEM) and IFC, a member of the World Bank Group, for gross proceeds of C$5.28 million. The placement will consist of 2,400,000 shares at C$2.20 per share.

Item 5.               Full Description of Material Change

Item 5.1             Full Description of Material Change

Please refer to the press release of the Company disseminated on May 18, 2010, attached hereto.

Item 5.2              Disclosure for Restructuring Transactions

Not applicable

Item 6.                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                 Omitted Information

None.

Item 8.                 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim C. Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@explgp.com

Item 9.                 Date of Report

May 18, 2010